June 24, 2009

John Ganley
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:	MONTEAGLE FUNDS – FILE NOS. 811-08529 AND 333-41461

Dear Mr. Ganley:

Per your request, please accept this response to your comments on behalf of Monteagle Funds (the "Registrant") related to Post-Effective Amendment No. 34 to the Registrant's registration statement on Form N-1A (the "Amendment") [originally filed as No. 33].  The Amendment relates to the offering of shares of beneficial interest in the six series of Registrant:

Monteagle Informed Investor Growth Fund;
Monteagle Fixed Income Fund;
Monteagle Value Fund;
Monteagle Large Cap Growth Fund;
Monteagle Select Value Fund; and
Monteagle Quality Growth Fund.

In connection with review of the Amendment, the Commission’s Staff advised that it has concerns about the adequacy of disclosure related to concentration -- namely the Value Fund's holdings in the Energy and Oil & Gas industries, and advised that it would be appropriate for additional, industry specific disclosure to be added to the Monteagle Value Fund prospectus.

The following action has been and is being taken in response to the Staff’s comments associated with significant industry (or related industry groups) concentration.  The first actions taken relate to reducing the Value Funds positions in the Energy and Oil & Gas industries; and internal procedures were adjusted to focus on S&P’s Global Industry Classifications (“GIC codes”) versus Standard Industrial Classification Code (“SIC code”) for compliance review.

In addition to the changes in the portfolio, your concerns were presented to Registrant’s Board of Trustees.  The Board of Trustees met to discuss this issue and decided to include an additional non-fundamental investment policy (for all funds) and to supplement disclosures in the registration statement.  As I previously advised, the new policy prohibits a concentration in 'related industries' even if the concentration is caused by market appreciation:

Monteagle Funds
June 24, 2009

The Fund is not intended to be a "Sector Fund" (a fund concentrating its investments in one industry or related group of industries).  To address this risk, the Fund's policy is: (1) limit its investments in any industry or group of related industries to twenty-five percent (25%) of fund assets; and (2) if the 25% threshold is exceeded due to market appreciation, the portfolio manager shall commence an orderly reduction in holdings to bring the aggregate investment in any industry or group of related industries to below 25%.  The Fund will provide Shareholders with at least sixty (60) days notice of any change to this limitation.

Disclosure of the new policy was inserted into the SAI and into the ‘risk’ section of each series (or fund’s) prospectus.  In further discussion with the Commission’s Staff concerning the Amendment, in light of the significant position of Energy and Oil & Gas industries in the Monteagle Value Fund portfolio, it was suggested that the discussion of investment strategy sections in the Monteagle Value Fund prospectus include additional disclosure and, as appropriate, industry specific disclosures.  In response to this comment, Registrant is including the following language in the Monteagle Value Fund prospectus which will be filed pursuant to Rule 497 of the Securities Act of 1933.

Strategy portions include: “It is the Fund's policy to limit investment in any one industry or group of related industries to no more than 25% of the portfolio.  In light of and subject to that limitation, the Fund may make significant investments in certain industries or group of industries from time to time.  For example, the Fund is currently below the limitation but has a significant position in the energy sector, which may change in the near or distant future.  It is not the intent of the Fund to be a sector fund."

Thank you for your assistance in this matter.

Very truly yours,
MONTEAGLE FUNDS
Paul B. Ordonio
President